SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Gol Linhas Aéreas Inteligentes S.A.

Unaudited Interim Condensed Consolidated Financial Statements June 30, 2019

GOL Linhas Aéreas Inteligentes S.A.

Unaudited Interim Condensed Consolidated
Financial Statements June 30, 2019

Contents

Report of Independent Registered Public Accounting Firm	3

Unaudited interim consolidated statements of financial position	5

Unaudited interim consolidated statements of operations	7

Unaudited interim consolidated statements of comprehensive income	8

Unaudited interim consolidated statements of changes in equity	9

Unaudited interim consolidated statements of cash flows	10

Notes to the unaudited interim condensed consolidated financial statements	12

KPMG Auditores Independentes

Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Gol Linhas Aéreas Inteligentes S.A

Results of Review of Interim Financial Information

We have reviewed the interim consolidated statement of financial position of Gol Linhas Aéreas Inteligentes S.A and subsidiaries (the “Company”) as of June 30, 2019, the related interim consolidated statements of operations, comprehensive income,  changes in  equity and cash flows for the six-month period ended June 30, 2019, and the related notes (collectively, the interim condensed consolidated financial information). Based on our review, we are not aware of any material modifications that should be made to the interim condensed consolidated financial information for it to be in conformity with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements of the Company as of and for the year ended December 31, 2018 were audited by other auditors, whose report dated April 30, 2019 expressed an unqualified opinion on those consolidated financial statements. Such consolidated financial statements were not audited by us and, accordingly, we do not express an opinion or any other form of assurance on the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2018. Additionally, the interim condensed consolidated statements of operations,  comprehensive income, changes in equity and cash flows for the six-month period ended June 30, 2018, were not audited or reviewed by us and, accordingly, we do not express an opinion or any other form of assurance on them.

Basis for Review Results

This interim condensed consolidated financial information is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-

membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG

International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG

International Cooperative (“KPMG International”), a Swiss entity.

We conducted our review in accordance with the standards of the PCAOB. A review of interim condensed consolidated financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

São Paulo, September 27, 2019

KPMG Auditores Independentes

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-

membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG

International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG

International Cooperative (“KPMG International”), a Swiss entity.

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim consolidated statements of financial position

As of June 30, 2019 and December 31, 2018

(In thousands of Brazilian Reais - R$)

Assets	Note	06/30/2019	12/31/2018

Current assets
Cash and cash equivalents	6	996,485	826,187
Short-term investments	7	798,298	478,364
Restricted cash	8	405,411	133,391
Trade receivables	9	1,282,289	853,328
Inventories	10	191,243	180,141
Recoverable current taxes	11.1	166,646	114,078
Recoverable taxes	11.1	184,241	246,718
Derivatives	32	1,964	-
Other assets	12	380,177	478,628
Total current assets		4,406,754	3,310,835

Noncurrent assets
Deposits	13	1,792,666	1,612,295
Restricted cash	8	182,380	688,741
Current taxes	11.1	23,104	24,851
Recoverable current taxes	11.1	53,267	71,022
Deferred taxes	11.2	111,926	73,822
Derivatives	32	4,530	-
Other assets		835	-
Investments	15	783	1,177
Property, plant and equipment	16	5,843,566	2,818,057
Intangible assets	17	1,772,591	1,777,466
Total noncurrent assets		9,785,648	7,067,431

Total assets		14,192,402	10,378,266

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim consolidated statements of financial position

As of June 30, 2019 and December 31, 2018

(In thousands of Brazilian Reais - R$)

Liabilities and equity (deficit)	Note	06/30/2019	12/31/2018

Current liabilities
Loans and financing	18	1,171,929	1,103,206
Leases	19	1,287,299	255,917
Suppliers	20	1,186,544	1,403,815
Suppliers – Forfaiting	21	353,236	365,696
Salaries		338,157	368,764
Current taxes payable	22	13,236	6,240
Taxes payable	22	84,326	105,462
Landing fees		688,911	556,300
Advances from ticket sales	23	1,964,153	1,673,987
Mileage program		913,711	826,284
Advances from customers		17,313	169,967
Provisions	24	321,084	70,396
Derivatives	32	93,995	195,444
Other liabilities		26,731	99,078
Total current liabilities		8,460,625	7,200,556

Noncurrent liabilities
Loans and financing	18	6,462,994	5,340,601
Leases	19	4,686,121	656,228
Suppliers	20	54,749	120,137
Provisions	24	842,279	829,198
Mileage program		216,121	192,569
Deferred taxes	11.2	280,979	227,290
Taxes payable	22	4,216	54,659
Derivatives	32	142,952	214,218
Other liabilities		38,878	48,161
Total noncurrent liabilities		12,729,289	7,683,061

Equity (deficit)
Capital stock	25.1	2,947,713	2,942,612
Advance for future capital increase	25.1	300	2,818
Treasury shares		(126)	(126)
Capital reserves		854,672	848,460
Cash flow hedge reserve		(343,772)	(500,022)
Share-based payments reserve		123,722	117,413
Accumulated losses		(11,059,574)	(8,396,567)
Deficit attributable to equity holders of the parent		(7,477,065)	(4,985,412)

Non-controlling interests (NCI)		479,553	480,061

Total deficit		(6,997,512)	(4,505,351)

Total liabilities and deficit		14,192,402	10,378,266

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim consolidated statements of operations

Six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except basic and diluted earnings (loss) per share)

	Note	06/30/2019	06/30/2018

Net revenue
Passenger		5,992,201	4,945,076
Cargo and other		359,223	373,019
Total net revenue	28	6,351,424	5,318,095

Operating costs and expenses
Salaries		(1,093,589)	(894,345)
Aircraft fuel		(1,971,424)	(1,676,905)
Aircraft rent		-	(504,357)
Sales and marketing		(315,910)	(279,953)
Landing fees		(381,137)	(355,562)
Services rendered		(323,723)	(274,549)
Maintenance, materials and repairs		(320,756)	(199,106)
Depreciation and amortization		(820,803)	(315,648)
Passenger service expenses		(285,306)	(223,600)
Other operating expenses, net		(13,765)	(47,127)
Total operating costs and expenses		(5,526,413)	(4,771,152)

Equity method investees	15	77	155
Income before financial results, and income taxes		825,088	547,098

Financial results	29
Financial income		208,902	83,818
Financial expenses		(1,075,397)	(495,407)
Exchange rate variation, net		47,296	(1,067,517)
Total financial results		(819,199)	(1,479,106)

Income (loss) before income taxes		5,889	(932,008)

Income taxes
Current		(75,643)	(91,484)
Deferred		(15,864)	(27,624)
Total income taxes	11.2	(91,507)	(119,108)

Net loss for the period		(85,618)	(1,051,116)

Net income (loss) attributable to:
Equity holders of the parent		(226,930)	(1,178,511)
Non-controlling interests		141,312	127,395

Basic loss per share
Per common share	26	(0.019)	(0.097)
Per preferred share	26	(0.648)	(3.386)

Diluted loss per share
Per common share	26	(0.019)	(0.097)
Per preferred share	26	(0.648)	(3.386)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim consolidated statements of comprehensive income

Six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$)

	Note	06/30/2019	06/30/2018

Net loss for the period		(85,618)	(1,051,116)

Other comprehensive income to be reclassified to profit and loss in subsequent periods	32
Cash flow hedge		156,250	15,674
Total		156,250	15,674

Total comprehensive income (loss) for the period		70,632	(1,035,442)

Comprehensive result for the period attributable to:
Equity holders of the parent		(70,680)	(1,162,837)
Non-controlling interests		141,312	127,395

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim consolidated statements of changes in equity

Six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$)

					Capital reserves
	Note	Capital stock	Advance for future capital increase	Treasury shares	Premium on transfer of shares	Special premium reserve of subsidiary	Net gains from purchase / sale of non-controlling interest	Cash flow hedge reserve	Share- based payments	Accumulated losses	Total attributable to equity holders of the parent	Smiles’ non- controlling interests	Total
Balances as of December 31, 2017		2,927,184	-	(4,168)	17,783	70,979	760,545	(79,316)	119,308	(7,312,849)	(3,500,534)	412,013	(3,088,521)
Initial adoption of IFRS 9		-	-	-	-	-	-	-	-	1,675	1,675	39	1,714
Net loss for the period		-	-	-	-	-	-	-	-	(1,178,511)	(1,178,511)	127,395	(1,051,116)
Other comprehensive income, net		-	-	-	-	-	-	15,674	-	-	15,674	-	15,674
Stock options exercised		7,298	2,472	-	-	-	-	-	8,707	-	18,477	123	18,600
Capital increase from exercise of stock options in subsidiary		-	-	-	-	-	-	-	-	-	-	875	875
Treasury share buyback		-	-	(15,929)	-	-	-	-	-	-	(15,929)	-	(15,929)
Treasury shares transferred		-	-	19,971	(286)	-	-	-	(19,685)	-	-	-	-
Sale of shares in subsidiary without loss of control		-	-	-	-	-	(561)	-	-	-	(561)	561	-
Additional dividends distributed by Smiles		-	-	-	-	-	-	-	-	-	-	(167,624)	(167,624)
Interest on equity distributed by Smiles		-	-	-	-	-	-	-	-	-	-	(4,939)	(4,939)
Balances as of June 30, 2018		2,934,482	2,472	(126)	17,497	70,979	759,984	(63,642)	108,330	(8,489,685)	(4,659,709)	368,443	(4,291,266)

Balances as of December 31, 2018		2,942,612	2,818	(126)	17,497	70,979	759,984	(500,022)	117,413	(8,396,567)	(4,985,412)	480,061	(4,505,351)
Initial adoption of IFRS 16 (a)	4.1.1	-	-	-	-	-	-	-	-	(2,436,077)	(2,436,077)	(257)	(2,436,334)
Net loss for the period		-	-	-	-	-	-	-	-	(226,930)	(226,930)	141,312	(85,618)
Other comprehensive income, net		-	-	-	-	-	-	156,250	-	-	156,250	-	156,250
Stock options exercised	25.1	5,101	(2,818)	-	-	-	-	-	-	-	2,283	173	2,456
Advance for future capital increase	25.1	-	300	-	-	-	-	-	-	-	300	-	300
Share-based payments		-	-	-	-	-	-	-	6,309	-	6,309	751	7,060
Sale of shares in subsidiary without loss of control		-	-	-	-	-	(649)	-	-	-	(649)	649	-
Subscription warrant (b)		-	-	-	-	6,861	-	-	-	-	6,861	-	6,861
Interest on shareholders’ equity distributed by Smiles		-	-	-	-	-	-	-	-	-	-	(143,136)	(143,136)
Balances as of June 30, 2019		2,947,713	300	(126)	17,497	77,840	759,335	(343,772)	123,722	(11,059,574)	(7,477,065)	479,553	(6,997,512)

(a) On January 1, 2019, the Company adopted IFRS 16 – “Leases” which resulted in an initial adjustment in accumulated losses. For further details, see Note 4.1.1.

(b) Gol Finance, through Gol Equity Finance, acquired premium issued by the Company in the context of the issue of Exchangeable Senior Notes, as per Note 18.1.1.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim consolidated statements of cash flows

Six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$)

	06/30/2019	06/30/2018

Operating activities
Net loss for the period	(85,618)	(1,051,116)
Adjustments to reconcile net loss to net cash flows from operating activities
Depreciation and amortization	820,803	315,648
Reversal of provision for expected losses?	(6,858)	(5,002)
Provisions for legal proceedings	92,743	132,018
Provisions for inventory obsolescence	31	4,906
Deferred taxes	15,864	27,624
Equity results	(77)	(155)
Share-based payments	7,060	8,830
Foreign exchange, net	(98,517)	983,526
Interest on loans and financing, leases and other	513,995	297,205
Provision for aircraft and engine return	244,559	42,784
Unrealized hedge results	247,026	(26,698)
Provision for profit sharing	10,270	-
Disposals of property, plant and equipment and intangible assets	34,394	14,895
Other operating adjustments	(133,249)	-
Other provisions	(50,458)	-
	1,611,968	744,465

Changes in assets and liabilities:
Trade receivables	(425,431)	18,763
Short-term investments	57,628	144,984
Inventories	(11,133)	(32,074)
Deposits	(145,900)	(98,423)
Suppliers	(284,821)	102,174
Suppliers – Forfaiting	(12,460)	325,460
Advances from ticket sales	290,166	(93,899)
Mileage program	110,979	56,804
Advances from customers	(152,654)	36,484
Salaries	(40,877)	(29,653)
Landing fees	132,611	(103,953)
Taxes obligation	69,296	77,690
Derivatives	(87,435)	19,365
Provisions	(66,093)	(113,886)
Operating leases	-	126,395
Other assets and liabilities, net	111,657	(90,497)
Interest paid	(228,507)	(197,630)
Income taxes paid	(133,879)	(116,674)
Net cash flows from operating activities	795,115	775,895

Investing activities
Short-term investments of Smiles	(379,384)	(229,191)
Restricted cash	220,331	(60,714)
Dividends received	471	-
Advances for aircraft acquisition	(28,532)	(153,097)
Property, plant and equipment acquisitions	(333,158)	(443,634)
Intangible assets acquisitions	(28,287)	(15,542)
Net cash flows used in investing activities	(548,559)	(902,178)

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim consolidated statements of cash flows

Six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$)

	06/30/2019	06/30/2018
Financing activities
Loans and financing issued, net of costs	1,436,035	794,479
Debt issuance and exchange offer costs	(63,747)	(14,703)
Loans and financing payments	(297,803)	(77,280)
Early payment of Senior Notes	(50,320)	(621,834)
Leases payments	(760,419)	(127,255)
Premium paid for capped call option (note 18.1.1)	(115,928)	-
Treasury share buyback	-	(15,929)
Dividends and interest on shareholders’ equity paid to non-controlling interests of Smiles	(209.397)	(214.694)
Capital increase	2.283	7.298
Capital increase in subsidiary from non-controlling interests	172	875
Subscription warrant	6,861	-
Advance for future capital increase	300	2,472
Net cash flows used in financing activities	(51,963)	(266,571)

Foreign exchange rate variation on cash held in foreign currencies	(24,295)	(18,687)

Net increase (decrease) in cash and cash equivalents	170,298	(411,541)

Cash and cash equivalents at beginning of the period	826,187	1,026,862
Cash and cash equivalents at end of the period	996,485	615,321

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.   General information

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GLAI”) is a publicly-listed company incorporated on March 12, 2004, under the Brazilian Corporate Law. According to the Bylaws, the Company's corporate purpose is primarily the exercise of GOL Linhas Aéreas SA ("GLA") shareholder control, of which operates regular and non-scheduled passenger flight transportation services, loyalty programs development, among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”). The Company adopted Level 2 Differentiated Corporate Governance Practices from B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to apply differentiated corporate governance practices.

The Company’s corporate address is located at Praça Comandante Linneu Gomes, s/n, concierge 3, building 24, Jardim Aeroporto, São Paulo, Brazil.

As of March 11, 2019, as a result of the second accident involving an aircraft Boeing 737 Max 8, the Company’s Management decided to suspend the operation of its seven aircraft of this model willingly, before the regulatory agencies manifested themselves on the matter, given that safety is the Company’s number one priority. As a result, the Company reconfigured its flight network with the objective of minimizing the  inconvenience to its passengers. The use of these aircraft is subject to authorization by the Brazilian regulatory authorities and destination countries, mainly the United States of America. The Company did not interrupt any of its routes due to the suspension of the use of these aircraft and has no plans to do so.

The Company’s Management assessed and carried out impairment tests for these aircraft by comparing their carrying amount with the market value indicated in specialized publications (“BlueBook”), concluding that there are no losses related to the right-of-use asset and, therefore, no provision was recognized.

1.1.   Capital structure and net working capital

As of June 30, 2019, the Company had a deficit in  shareholders' equity of R$7,477,065 (R$4,985,412 as of December 31, 2018). The increase was mainly due to the initial adoption of IFRS 16 – “Leases”. On the same date, the consolidated net working capital (total current assets less total current liabilities) was negative by R$4,053,871 (negative by R$3,889,721 as of December 31, 2018).

GLA is highly sensitive to the economy and also to the U.S. dollar (“US$”), as approximately 41.4% of its costs are denominated in U.S. dollar and GLA’s capacity to adjust ticket prices charged to its customers in order to offset the U.S. dollar appreciation is dependent on capacity (offer) and ticket prices practiced by the competitors.

The Company implemented several initiatives to adjust its fleet size to the economy growth and match seat supply to demand, in order to maintain a high load factor, reduce costs and adjust its capital structure.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

At the end of 2017, the Company executed initiatives to restructure its balance sheet, which led to an extension of terms and the reduction of the financial cost of its debt structure as a result of an offer made on December 11, 2017, raising funds in the amount of US$500,000 with interest rates of 7.1% p.a., partially intended for the amortization of debts with an average rate of 9.8% p.a.

In October 2018, the Company completed the refinancing of the debentures of its wholly-owned subsidiary GLA, pre-paying the total amount of R$1,025,000 and issuing a new series of non-convertible and unsecured debentures in the amount of R$887,500, resulting in a reduction of indebtedness of R$137,500. The new debentures were issued with interest of 120.0% of the Interbank Deposit Certificate ("CDI"), representing a substantial reduction compared to the amortized debt, which was 132.0% of CDI. This operation represented additional deleveraging of the Company's balance sheet and better adjusted the generation of GLA's operating cash flows with the amortization of its liabilities.

In March, April and July 2019, the Company raised a total of US$425,000 through the issue of bonds convertible into shares with nominal interest rates of 3.75% p.a. For further information, see Note 18.1.1 and Note 36.3.

The Company’s objective is to continue to strengthen  its balance sheet management and results in order to guarantee sustainability. Management believes   that the business plan prepared, presented and approved by the Board of Directors on January 17, 2019,  demonstrates the Company’s ability to continue as going concern.

1.2.    Ownership structure

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					06/30/2019	12/31/2018
Offshore subsidiaries:
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance Inc.	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol Finance	06/21/2013	Luxembourg	Financial funding	Direct	100.0	100.0
Subsidiaries:
GLA	04/09/2007	Brazil	Flight transportation	Direct	100.0	100.0
AirFim (a)	11/07/2003	Brazil	Investment funds	Indirect	100.0	100.0
Sul América Gol Max (a)	03/14/2014	Brazil	Investment funds	Indirect	-	100.0
Smiles Fidelidade	08/01/2011	Brazil	Loyalty program	Direct	52.7	52.7
Smiles Viagens	08/10/2017	Brazil	Travel agency	Indirect	100.0	100.0
Smiles Fidelidade Argentina (b)	11/07/2018	Argentina	Loyalty program	Indirect	100.0	100.0
Smiles Viagens Argentina (b)	11/20/2018	Argentina	Travel agency	Indirect	98.0	98.0
Fundo Sorriso (a)	07/14/2014	Brazil	Investment fund	Indirect	100.0	100.0
Joint venture:
SCP Trip	04/27/2012	Brazil	Flight magazine	Indirect	60.0	60.0
Associate:
Netpoints	11/08/2013	Brazil	Loyalty program	Indirect	-	25.4

(a)   These comprise exclusive investment funds and,  those funds’ assets are consolidated in the financial statements of the parent company.

(b)   Company with functional currency in Pesos.

(c)   On February 1, 2019, Smiles Fidelidade sold its equity interest in the associate Netpoints S.A. for R$914.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.3.   Corporate reorganization plan

On October 14, 2018, through a Material Fact, the Company disclosed the plans for a corporate reorganization whose main purpose was the merger of Smiles into GLA.

On December 13, 2018, the Company was informed by B3 that its migration to the Novo Mercado listing segment was inadmissible, pursuant to the Material Fact of October 14, 2018, described above.

On June 19, 2019, after five months of negotiation, the Company announced through a Material Fact that the parties were unable to reach an agreement on terms for the proposed corporate reorganization and, as a result, decided to terminate negotiations. This fact does not change the Company’s decision not to renew its agreements with Smiles Fidelidade. The Company will continue to evaluate alternatives to improve the efficiency and competitiveness of its economic group.

1.4.   Compliance program

Since 2016, the Company has taken a series of measures to strengthen and expand its internal control and compliance programs, presented in the annual financial statements for the year ended December 31, 2018.

Management is constantly reinforcing to its employees, customers and suppliers its commitment to continue improving its internal control and compliance programs.

As previously disclosed in the financial statements for the year ended December 31, 2018, the Company entered into an agreement with the Brazilian Federal Public Ministry (the “Agreement”), under which the Company agreed to pay R$12 million in fines and make improvements to its compliance program along with the Federal Public Ministry on not to raise any charges related to activities that are the subject to the Agreement, in addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities.

The Company voluntarily informed the U.S. Department of Justice (“DOJ”), the Securities and Exchange Commission (“SEC”) and the Brazilian Securities Commission (“CVM”) of the external independent investigation hired by the Company and the Agreement, these authorities may impose fines and possibly other sanctions to the Company.

During the period ended June 30, 2019 there was no new developments on this matter.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

2.   Management’s statement, basis of preparation and presentation of the interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standard IAS No. 34 - "Interim Financial Information" (“IAS 34”), issued by the International Accounting Standards Board ("IASB").

The unaudited interim condensed consolidated financial statements were prepared using the Brazilian real (“R$”) as the presentation currency and the figures are expressed in thousands of Brazilian reais. The amounts disclosed in other currencies, unless otherwise indicated, are also reported in thousands. The items disclosed in foreign currencies are identified, when applicable.

The preparation of the Company’s unaudited interim condensed consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions affecting the stated amounts of revenues, expenses, assets and liabilities. However, the uncertainty inherent in these judgments, assumptions and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future reporting years.

The Company continually reviews its judgments, estimates and assumptions.

In preparing the unaudited interim condensed consolidated financial statements the disclosure criteria were used considering regulatory aspects and the relevance of transactions to understand the changes observed in the Company's equity, economic and financial position and its performance since the term related to the last fiscal year ended on December 31, 2018, as well as the updating of relevant information included in the annual financial statements for the year ended December 31, 2018 issued on February 28, 2019.

Management confirms that all the material information was disclosed in these unaudited interim condensed consolidated financial statements  and corresponds to the information used by Management in the development of its business management activities.

The unaudited interim condensed consolidated financial statements were prepared based on the historical cost, except for certain financial assets and liabilities measured at fair value when applicable:

•     short-term investments classified as cash and cash equivalents measured at fair value;

•     short-term investments held within exclusive investments funds measured at fair value;

•     derivative financial instruments measured at fair value; and

•     investments recorded by the equity method.

The Company’s unaudited interim condensed consolidated financial statements as of June 30, 2019 and for the period ended June 30, 2019 have been prepared assuming that it will continue as going concern, realizing assets and settling liabilities in the normal course of business, as per Note 1.1.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

3.   Approval for issuance of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements were authorized for issue by Management on September 27, 2019.

4.   Summary of significant accounting practices

The unaudited interim condensed consolidated financial statements presented were prepared based on accounting policies, accounting practices and calculation methods adopted and presented in the financial statements for the year ended December 31, 2018, issued on February 28, 2019, except for the adoption of IFRS 16 - "Leases", presented in Note 4.1.1 of these unaudited interim condensed consolidated financial statements.

4.1.         New standards and accounting pronouncements adopted in the period ended June 30, 2019

4.1.1.    IFRS 16 - “Leases”

IFRS 16 – “Leases” sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets, e.g., personal computers, and short-term leases, e.g., leases with a lease term of 12 months or less. At the commencement date of a lease, a lessee will recognize a liability to make lease payments (a lease liability) and an asset representing the right to use the underlying asset during the lease term (a right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees are also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Among the adoption methods provided for in the standard, the Company chose to adopt the modified retrospective method, therefore, in accordance with IFRS 16, did not restate comparative information and balances. Within the modified retrospective method, the Company chose to adopt the following transition practical expedients and exemptions:

•        the Company used hindsight, such as in determining the lease term and considering extensions and renegotiations throughout the agreement; and

•        the Company applied a single discount rate to its portfolio of leases with similar characteristics, considering the remaining term of the agreements and the guarantee provided for by the assets.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company assessed the impacts arising from the adoption of this standard, considering the above-mentioned assumptions, and recorded 120 aircraft and flight equipment lease agreements and 14 other lease agreements as right-of-use, and the effects of the initial adoptions are shown in the table below:

	Assets (a)	Liabilities (b)	Equity (a-b)
Operating leases	-	(219,728)	219,728
Right of use - aircraft and flight agreements	2,892,836	5,540,621	(2,647,785)
Right of use - other	41,420	49,975	(8,555)
Deferred tax - Smiles (*)	-	-	278
Net effect	2,934,256	5,370,868	(2,436,334)

(*) The amount refers to the tax credit constituted from the initial adoption of IFRS 16 recorded in the deferred tax asset of the subsidiary Smiles Fidelidade.

The deferred taxes over IFRS 16 adjustments as of January 1, 2019 were not recognized since GLA has a history of losses in recent years.

As a consequence of the adoption of IFRS 16, the Company recorded some reclassifications in the balance sheet as of December 31, 2018, presented for comparison purposes, as shown below:

	12/31/2018
	As previously reported	Reclassification	Restated

Current liabilities
Loans and financing	1,223,324	(120,118)	1,103,206
Leases	-	255,917	255,917
Operating leases	135,799	(135,799)	-

Noncurrent liabilities
Loans and financing	5,861,143	(520,542)	5,340,601
Leases	-	656,228	656,228
Operating leases	135,686	(135,686)	-

4.1.2.       IFRIC 23 - “Uncertainty Over Income Tax Treatments”

In June 2017, the IASB issued IFRIC 23, which clarifies the application of requirements in IAS 12 - “Income Taxes” when there is uncertainty over the acceptance of income tax treatments by the tax authority. The interpretation clarifies that, if it is not probable that the tax authority will accept the income tax treatments, the amounts of tax assets and liabilities shall be adjusted to reflect the best resolution of the uncertainty. IFRIC 23 is effective since January 1, 2019, after assessing the matter the Company’s Management concluded that there are no impacts or needs of additional disclosure in these unaudited interim condensed consolidated financial statements arising from the application of this standard.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.2.         New accounting standards and pronouncements not yet adopted

There are no other standards and interpretations issued and not yet adopted that may have a significant impact on the results or equity disclosed by the Company.

5.   Seasonality

The Company expects its revenues and operating results for its flights to reach their highest levels during the summer and winter holidays in January and July, respectively, and in the last two weeks of December during the holiday season of year end. Given the large proportion of fixed costs, this seasonality tends to cause variations in the operating results between the quarters of the year.

6.   Cash and cash equivalents

	06/30/2019	12/31/2018

Cash and bank deposits	132,444	157,970
Cash equivalents	864,041	668,217
Total	996,485	826,187

The breakdown of cash equivalents is as follows:

	Weighted average rate (p.a.)	06/30/2019	12/31/2018

Local currency
Private bonds and deposits with banks	92.7% of CDI rate	316,414	74,819
Government bonds	91.2% of CDI rate	-	39
Investment funds	45.7% of CDI rate	6,391	307,499
Total local currency		322,805	382,357

Foreign currency
Deposits with banks	2.6%	541,236	285,860
Total foreign currency		541,236	285,860

Total		864,041	668,217

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

7.   Short-term investments

	Weighted average rate (p.a.)	06/30/2019	12/31/2018

Local currency
Private bonds	100.7% of CDI rate	742,761	-
Government bonds	99.5% of CDI rate	23,567	21,100
Investment funds	-	752	365,249
Total local currency		767,080	386,349

Foreign currency
Private bonds	3.0%	1,706	92,015
Government bonds	2.0%	2,528	-
Investment funds	44.9%	26,984	-
Total foreign currency		31,218	92,015

Total		798,298	478,364

The increase during the period in Investment funds reflects the change in the characteristics of the investments and Management's intention to manage the Company's financial resources.

8.   Restricted cash

	Weighted average rate (p.a.)	06/30/2019	12/31/2018

Local currency
Deposits in guarantee of letter of credit	99.2% of CDI rate	120,681	100,394
Escrow deposits (a)	96.5% of CDI rate	84,953	72,089
Escrow deposits for hedge margin	100.0% of CDI rate	5,461	18
Escrow deposits - leases (b)	100.0% of CDI rate	147,465	102,880
Other deposits (c)	82.7% of CDI rate	41,749	113,447
Total local currency		400,309	388,828

Foreign currency
Escrow deposits for hedge margin	2.3%	187,482	433,304
Total foreign currency		187,482	433,304

Total		587,791	822,132

Current		405,411	133,391
Noncurrent		182,380	688,741

(a)   The amount of R$35,356 (R$33,928 as of December 31, 2018) refers to a guarantee for GLAI’s legal proceedings. The other amounts relate to guarantees of GLA letters of credit .

(b)   Related to deposits made to obtain letters of credit for aircraft leases from GLA.

(c)   Refers mainly to bank guarantees.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

9.   Trade receivables

	06/30/2019	12/31/2018

Local currency
Credit card administrators	594,887	393,557
Travel agencies	441,791	226,627
Cargo agencies	38,732	40,431
Airline partner companies	-	3,243
Other	54,680	52,216
Total local currency	1,130,090	716,074

Foreign currency
Credit card administrators	100,658	97,488
Travel agencies	26,349	21,005
Cargo agencies	1,888	1,378
Airline partner companies	25,594	23,294
Other	2,136	5,373
Total foreign currency	156,625	148,538

Total	1,286,715	864,612

Allowance for expected loss on trade receivables accounts	(4,426)	(11,284)

Total trade receivables	1,282,289	853,328

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	06/30/2019	12/31/2018

Current
Until 30 days	773,127	527,878
31 to 60 days	189,436	101,226
61 to 90 days	64,364	49,696
91 to 180 days	146,607	83,128
181 to 360 days	46,351	36,801
Above 360 days	516	268
Total	1,220,401	798,997

Overdue
Until 30 days	27,116	13,167
31 to 60 days	5,653	4,726
61 to 90 days	2,209	2,672
91 to 180 days	4,736	11,173
181 to 360 days	6,184	9,863
Above 360 days	15,990	12,730
Total overdue	61,888	54,331

Total	1,282,289	853,328

The changes in allowance for doubtful accounts are as follows:

	06/30/2019	12/31/2018
Adjusted balance at the beginning of the period	(11,284)	(36,088)
(Additions) exclusions (*)	6,858	9,789
Write-off of unrecoverable amounts	-	15,015
Balance at the end of the period	(4,426)	(11,284)

 (*) Recoveries occurred during the period are reflected in the changes to the receivables portfolio balance.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

10. Inventories

	06/30/2019	12/31/2018
Consumables	24,382	22,098
Parts and maintenance materials	179,598	170,851
(-) Provision for obsolescence	(12,737)	(12,808)
Total	191,243	180,141

The changes in provision for obsolescence are as follows:

	06/30/2019	12/31/2018
Balance at the beginning of the period	(12.808)	(12,509)
Addition	(31)	(5,023)
Write-off	102	4,724
Balance at the end of the period	(12,737)	(12,808)

11. Deferred and recoverable taxes

11.1. Recoverable taxes

	06/30/2019	12/31/2018
Prepaid and recoverable income taxes	282,636	268,428
Withholding income tax (IRRF)	1,627	4,744
PIS and COFINS	122,224	163,921
Withholding tax of public institutions	4,668	6,812
Value added tax (IVA)	6,820	5,649
Other	9,283	7,115
Total	427,258	456,669

Current	350,887	360,796
Noncurrent	76,371	95,873

11.2. Deferred tax assets (liabilities)

	06/30/2019	12/31/2018
Net operating losses carryforward:
Income tax losses	70,590	75,367
Negative basis of social contribution	25,413	27,132

Temporary differences:
Allowance for doubtful accounts and other credits	77,585	72,845
Breakage provision	(180,187)	(172,869)
Provision for losses on other credits	143,350	143,350
Provision for legal proceedings and tax liabilities	86,835	94,137
Aircraft return	108,599	62,642
Derivative transactions	8,646	5,335
Slots	(353,226)	(353,226)
Depreciation of engines and spare parts	(179,121)	(174,129)
Reversal of goodwill amortization for tax purpose	(127,659)	(127,659)
Aircraft leases and other	28,170	30,956
Other	121,952	162,651
Total deferred taxes, net	(169,053)	(153,468)

Deferred tax assets	111,926	73,822
Deferred tax liabilities	(280,979)	(227,290)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company and its subsidiaries GLA and Smiles have net operating loss carryforwards, comprised of accumulated income tax losses and negative basis of social contribution. The net operating loss carryforwards do not expire; however, their use is limited to 30% of the annual taxable income. Net operating loss carryforwards balances are as follows:

	GLAI		GLA		Smiles
	06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Income tax losses	168,646	170,418	5,372,575	5,631,209	427,855	522,743
Negative basis of social contribution	168,646	170,418	5,372,575	5,631,209	427,855	522,743

(*) On Smiles, the registered amounts of deferred income tax and social contribution on loss carryforwards negative basis of social contribution are exclusively related to the amounts to  be realized.

The Company’s Management considers that the deferred assets recognized as of June 30, 2019 arising from temporary differences will be realized in connections with the realization of the deferred tax liabilities and the expectation of future results.

The reconciliation of effective income tax and social contribution rate for the periods ended June 30, 2019 and 2018 are as follows:

	06/30/2019	06/30/2018

Income (loss) before income taxes	5,889	(932,008)
Income tax and social contribution tax rate	34%	34%
Income at the statutory combined tax rate	(2,002)	316,883

Adjustments to calculate the effective tax rate:
Equity pick up method	26	53
Tax difference on results of subsidiaries	(145,223)	(54,389)
Income tax on permanent differences and other	32,457	162,531
Foreign exchange variation on foreign investments	(31,111)	(147,229)
Interest attributable to shareholders’ equity	2,805	4,050
Extemporary tax credits	18,801	-
Unrecognized benefit on tax losses and unrecognized portion of temporary differences	32,740	(397,115)
Use of tax credits in non-recurring installment payments	-	(3,892)
Total income taxes	(91,507)	(119,108)

Income taxes
Current	(75,643)	(91,484)
Deferred	(15,864)	(27,624)
Total income taxes	(91,507)	(119,108)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

12. Other assets

During the quarter ended June 30, 2019,  the terms of the Recovery Plan of Oceanair Linhas Aéreas S.A. (“Oceanair”) and AVB Holding S.A. (“Recovery Plan”)were approved by its creditors on April 5, 2019.

Related to the plan , the Company (i) acquired DIP (debtor-in-possession) Loans granted to Oceanair by Elliot Group in the amount of R$50,647, and (ii) granted an advance to Elliott Group of R$100,595 (“Advance”) in accordance with the agreement signed on April 3, 2019. The Advance will be repaid by Elliott Group if (a) the Company or any third party acquires an isolated production unit pursuant to as provide for in Avianca's Recovery Plan; or (b) another judicial reorganization plan involving the sale of Oceanair landing and take-off times is deemed valid and such operation is successfully completed. In return for the grant of the Advance, and subject to certain conditions, the Elliott Group will pay GOL a portion of the funds eventually recovered by the Elliott Group under the Recovery Plan.

On July 10, 2019, under the terms of the Recovery Plan, the Company submitted bids to acquire certain isolated production units (“UPIs”) in the total amount of US$77,310.

The Recovery Plan establishes that DIP Loans may be offset by the price to be paid by the Company for the acquisition of the UPIs.

Accordingly, the Company plans to complete the UPIs acquisitions (and compensate the  DIP Loans to  Oceanair with the respective purchase price) as soon as the sale of the UPIs is confirmed, as well as the other conditions precedent set forth in Judicial Recovery Plan.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

13. Deposits

	06/30/2019	12/31/2018
Judicial deposits	797,487	726,491
Maintenance deposits	732,831	647,057
Deposits in guarantee for lease agreements	262,348	238,747
Total	1,792,666	1,612,295

14. Transactions with related parties

14.1. Transportation and consulting services with entities controlled by the controlling shareholder

In the course of its operations, the Company, through its subsidiaries, contracts and is contracted by related parties, namely: Viação Piracicabana Ltda., Mobitrans Administração e Participações S.A. and Expresso Caxiense SA. The nature of contracted services are detailed in the annual financial statements for the year ended December 31, 2018.

For the period ended June 30, 2019, GLA recognized total expenses related to these services of R$4,021 (R$6,989 for the period ended June 30, 2018). As of June 30, 2019, the balance payable to related parties was R$507 (R$1,107 as of December 31, 2018), and was mainly related to services provided by Viação Piracicabana Ltda.

14.2. Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, GLA entered into agreements with the related parties Empresa de Ônibus Pássaro Marrom S.A., Viação Piracicabana Ltda., Thurgau Participações S.A., Comporte Participações S.A., Quality Bus Comércio De Veículos S.A., Empresa Princesa Do Norte S.A., Expresso União Ltda., Oeste Sul Empreendimentos Imobiliários S.A. SPE., Empresa Cruz De Transportes Ltda., Expresso Maringá do Vale S.A., Glarus Serviços Tecnologia e Participações S.A., Expresso Itamarati S.A., Transporte Coletivo Cidade Canção Ltda., Turb Transporte Urbano S.A., Vaud Participações S.A., Aller Participações S.A. and BR Mobilidade Baixada Santista S.A. SPE, all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between the participating companies.

14.3. Agreement to use VIP lounge

On April 9, 2012, the Company entered into an agreement with Delta Air Lines Inc. (“Delta Air Lines”) for the mutual use of VIP lounge, with expected payments between the companies of US$20 (twenty dollars) per passenger. On August 30, 2016, the companies signed a contractual amendment establishing a prepayment for the use of VIP lounge in the amount of US$3,000. As of June 30, 2019, the outstanding balance was R$3,789, recorded in “Advances from customers” (R$4,741 as of December 31, 2018).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

14.4. Contract for maintenance of parts and financing engine maintenance

In 2010, the subsidiary GLA entered into an engine maintenance service agreement with Delta Air Lines. The maintenance agreement was renewed on December 22, 2016 and will expire on December 31, 2020.

On January 31, 2017, the subsidiary GLA entered into a loan agreement with Delta Air Lines in the amount of US$50,000 maturing on December 31, 2020, with a refund obligation to be performed by the Company, GLA and Gol Finance, pursuant to the refund agreement entered into on August 19, 2015, with personal guarantee granted by the Company to GAC. Under the terms of this agreement, the Company holds flexible payment maturities regarding engine maintenance services, through a credit limit available. During the period ended June 30, 2019, expenses incurred for components maintenance services provided by Delta Air Lines amounted to R$221,418 (R$212,914 as of June 30, 2018). As of June 30, 2019, the outstanding balance with Delta Air Lines recorded in “Suppliers” totaled R$132,144 (R$211,087 as of December 31, 2018).

14.5. Handling agreement

On November 4, 2018, the subsidiary GLA entered into an agreement with Delta Air Lines for handling services in Miami and Orlando airports, the agreements expire on November 3, 2021.

During the period ended June 30, 2019, expenses related to this agreement were R$5,021 recorded in "Services rendered". As of June 30, 2019, the outstanding balance recorded in "Suppliers" with Delta Air Lines was R$157.

14.6. Term loan guarantee

On August 31, 2015, through its subsidiary Gol Finance, the Company issued a term loan in the amount of US$300,000, with a term of 5 years and effective interest rate of 6.7% p.a. The Term Loan has an additional backstop guarantee provided by Delta Air Lines. For additional information, see Note 18.

14.7. Commercial partnership and maintenance agreement

On February 19, 2014, the Company signed a long-term strategic partnership agreement for long-term business cooperation and components maintenance along with Air France-KLM. On January 1, 2017, the Company signed an extension of the scope for inclusion of maintenance services. During the period ended June 30, 2019, component maintenance expenses provided by AirFrance-KLM totaled R$59,961 (R$39,268 for the period ended June 30, 2018). On June 30, 2019,   the Company had R$110,195 in “Suppliers”, in current liabilities (R$170,673 as of December 31, 2018).

14.8. Remuneration of key management personnel

	Six-month period ended
	06/30/2019	06/30/2018
Salaries, bonus and benefits (*)	36,993	33,707
Related taxes and charges	7,019	4,587
Share-based payments	4,848	4,874
Total	48,860	43,168

(*) Includes the Board of Directors’, Audit Committee’s and Fiscal Council’s  compensation.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

15. Investments

15.1. Composition of Investments

The financial information of the Company’s investees and the changes in the investments for the period ended June 30, 2019 is as follows:

	Trip
	06/30/2019	12/31/2018
Relevant information of the Company’s investees:
Capital stock	1,318	1,318
Interest	60.0%	60.0%
Total equity	1,305	1,962

Adjusted equity (*)	783	1,177
Net income for the period	129	644
Adjusted net income for the period attributable to the Company’s interest	77	387

(*) Adjusted shareholders' equity corresponds to the percentage of total shareholders' equity net of unrealized profits.

15.2. Changes in investments

Trip
Changes in investments
Balance as of December 31, 2018	1,177
Equity pick up	77
Interest on shareholders’ equity	(471)
Balance as of June 30, 2019	783

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

16. Property, plant and equipment

	Weighted average rate (p.a.)	12/31/2018	IFRS 16 adoption (**)	Additions	Disposals	Trans-fers	06/30/2019
Flight equipment
Cost
Aicraft – right of use with purchase option	-	673,675	-	-	(4,481)	-	669,194
Aicraft – right of use without purchase option	-	-	2,821,509	398,936	(28,426)	-	3,192,019
Sets of replacement parts and spare engines - owned	-	1,583,865	-	104,777	(7,048)	-	1,681,594
Sets of replacement parts and spare engines – right of use	-	-	71,327	28,817	-	-	100,144
Aircraft reconfigurations/overhauling	-	2,443,747	-	337,620	(44,594)	-	2,736,773
Tools	-	44,121	-	2,535	(316)	-	46,340
		4,745,408	2,892,836	872,685	(84,865)	-	8,426,064
Depreciation
Aicraft – right of use with purchase option	5.76%	(222,240)	-	(8,806)	4,481	-	(226,565)
Aicraft – right of use without purchase option	24.75%	-	-	(360,862)	1,264	-	(359,598)
Sets of replacement parts and spare engines - owned	7.17%	(590,239)	-	(59,758)	3,038	-	(646,959)
Sets of replacement parts and spare engines – right of use	26.87%	-	-	(11,280)	-	-	(11,280)
Aircraft reconfigurations/overhauling	45.71%	(1,275,298)	-	(322,611)	41,911	-	(1,555,998)
Tools	10.00%	(21,153)	-	(1,661)	157	-	(22,657)
		(2,108,930)	-	(764,978)	50,851	-	(2,823,057)
Total, net – flight equipment		2,636,478	2,892,836	107,707	(34,014)	-	5,603,007

Property, plant and equipment in use
Cost
Vehicles	-	11,513	-	193	(1,162)	-	10,544
Machinery and equipment	-	59,404	-	2,061	(107)	-	61,358
Furniture and fixtures	-	30,698	-	1,365	(175)	-	31,888
Computers and peripherals - owned	-	40,813	-	2,392	(717)	-	42,488
Computers and peripherals – right of use	-	-	20,619	-	-	(493)	20,126
Communication equipment	-	2,692	-	42	(208)	-	2,526
Security equipment	-	856	-	-	-	-	856
Leasehold improvements - Maintenance center (Confins)	-	107,637	-	-	-	-	107,637
Leasehold improvements - Others	-	60,115	-	295	-	1,339	61,749
Third-party leasehold – right of use	-	-	20,801	869	-	493	22,163
Construction in progress	-	15,443	-	2,978	-	(1,339)	17,082
		329,171	41,420	10,195	(2,369)	-	378,417
Depreciation
Vehicles	20.00%	(9,609)	-	(316)	869	-	(9,056)
Machinery and equipment	10.00%	(41,619)	-	(2,027)	96	-	(43,550)
Furniture and fixtures	10.00%	(18,188)	-	(979)	162	-	(19,005)
Computers and peripherals - owned	20.00%	(31,314)	-	(1,640)	704	-	(32,250)
Computers and peripherals – right of use	36.59%	-	-	(3,682)	-	-	(3,682)
Communication equipment	10.00%	(2,089)	-	(83)	158	-	(2,014)
Security equipment	10.00%	(533)	-	(41)	-	-	(574)
Leasehold improvements - Maintenance center (Confins)	10.43%	(91,395)	-	(5,640)	-	-	(97,035)
Leasehold improvements - Others	20.31%	(29,354)	-	(4,680)	-	-	(34,034)
Third-party leasehold – right of use	32.17%	-	-	(3,575)	-	-	(3,575)
		(224,101)	-	(22,663)	1,989	-	(244,775)
Total, net – property, plant and equipment in use		105,070	41,420	(12,468)	(380)	-	133,642

Impairment losses (*)	-	(48,839)	-	1,876	-	-	(46,963)
Total		2,692,709	2,934,256	97,115	(34,394)	-	5,689,686

Advances for property, plant and equipment acquisition	-	125,348	-	63,611	(35,079)	-	153,880
Total property, plant and equipment		2,818,057	2,934,256	160,726	(69,473)	-	5,843,566

(*) Refers to provisions for impairment losses for rotable items, classified under "Sets of replacement parts and spare engines", and recorded by the Company in order to present its assets according to the actual capacity for the generation of economic benefits.

(**) Effect related to IFRS 16 adoption, as disclosed in Note 4.1.1.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

17. Intangible assets

The breakdown of and changes in intangible assets were as follows:

	Weighted average rate (p.a.)	12/31/2018	Additions	Disposals	06/30/2019

Cost
Goodwill	-	542,302	-	-	542,302
Slots	-	1,038,900	-	-	1,038,900
Software	-	528,426	28,287	(16,512)	540,201
Other		10,000	-	-	10,000
Total cost		2,119,628	28,287	(16,512)	2,131,403

Amortization
Software	24.7%	(339,995)	(32,162)	16,512	(355,645)
Other	20.0%	(2,167)	(1,000)	-	(3,167)
Total amortization		(342,162)	(33,162)	16,512	(358,812)

Total		1,777,466	(4,875)	-	1,772,591

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

18. Loans and financing

The composition and movement of loans and financing are presented below:

			12/31/2018										06/30/2019
	Maturity of the contract	Interest rate	Current	Non-current	Total	Additions	Unrealized loss on the exchangea-ble note	Payments	Interest	Interest paid	Exchange variation	Amorti-zations	Current	Non-current	Total
In R$:
Debentures VII	09/2021	120% of CDI	288,991	577,981	866,972	-	-	(147,917)	30,028	(30,029)	-	3,732	290,234	432,552	722,786

In US$:
Import financing	06/2020	5.81% a.a.	503,869	-	503,869	100,499	-	(27,398)	15,856	(17,689)	(5,410)	-	569,727	-	569,727
Credit line - engine maintenance	03/2021	2.77% p.a.	173,422	189,888	363,310	76,084	-	(114,289)	7,393	(7,751)	(3,252)	4,295	161,973	163,817	325,790
Term Loan	08/2020	6.70% p.a.	25,255	1,147,196	1,172,451	-	-	-	37,086	(36,151)	(13,992)	4,573	24,978	1,138,989	1,163,967
Senior Notes IV	01/2022	9.24% p.a.	13,640	352,205	365,845	-	-	(50,320)	13,715	(14,970)	(6,040)	704	11,506	297,428	308,934
Exchangeable Senior Notes	07/2024	3.75% p.a.	-	-	-	1,285,711	66,622	-	27,894	-	(23,418)	1,648	12,945	1,345,512	1,358,457
Senior Notes VIII	01/2025	7.09% p.a.	72,658	2,439,492	2,512,150	-	-	-	86,299	(82,165)	(32,313)	4,237	71,870	2,416,338	2,488,208
Loan with guarantee of engines	12/2026	6.50% p.a.	13,051	120,557	133,608	51,615	-	(8,199)	5,702	(5,697)	127	72	16,511	160,717	177,228
Perpetual Notes	-	8.75% p.a.	12,320	513,282	525,602	-	-	-	22,306	(22,077)	(6,005)	-	12,185	507,641	519,826
Total			1,103,206	5,340,601	6,443,807	1,513,909	66,622	(348,123)	246,279	(216,529)	(90,303)	19,261	1,171,929	6,462,994	7,634,923

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The terms of the loans and financing contracted up to December 31, 2018 by the Company and its subsidiaries were disclosed in the financial statements for the year ended December 31, 2018 and did not have changes during the period ended June 30, 2019.

Loans and financing include issuance costs of R$147,547 as of June 30, 2019 (R$83,684 as of December 31, 2018), which are amortized over the term of the related debt.

18.1. New loans/financing obtained during the period ended June 30, 2019

18.1.1   Exchangeable Senior Notes

On March 26, 2019, the Company, through GOL Equity Finance (“issuer”), a special purpose company incorporated under the laws of Luxembourg, issued Exchangeable Senior Notes ("Notes") in the total principal amount of US$300,000 maturing in 2024, which will bear interest of 3.75% p.a., to be paid in semi-annual installments. This transaction was guaranteed by the Company and GLA.

The holders of the Notes will have the right, at their sole discretion, to exchange their Notes into American Depositary Shares (“ADSs”) (each representing two preferred shares of GLAI) if certain conditions are met in specified periods of time. The initial exchange rate of the Notes is 49.3827 ADSs per US$1,000 of the Notes principal amount (equivalent to an initial exchange price of approximately US$20.25 per ADS and represents an exchange premium of approximately 35% above of the price of the ADSs sold in the simultaneous offering of ADSs described below, which was US$15.00 per ADS). The Notes exchange rate is subject to adjustment on the occurrence of certain events.

Settlement of Notes may be effected in cash, ADSs or through a combination of both at the discretion of the Company.

In addition, in connection with the pricing of the Notes, the issuer entered into cash-settled private capped call transactions with certain of the initial purchasers of the Notes subscribers and/or other financial institutions ("counterparties"),  which are generally expected to reduce the potential dilution of GLAI's preferred shares and ADSs upon the exchange of any Notes and/or offset any cash payments required of the issuer that exceed the principal amount of the Notes exchanged, as the case may be, such reduction or compensation being limited by the cap. The strike price initially corresponds to the exchange price of the Notes and is subject to anti-dilution adjustments substantially similar to those of the Nots and the maximum capped call price is approximately US$27.75 per ADS (representing a premium of approximately 85% above the price of the initial public offering of the ADSs sold in the simultaneous offer of ADSs).

The capped call is recorded in Derivative assets, for further details, see Note 32.1.4.

The debt issuance costs corresponding to US$18,711 were proportionally allocated to the loan components and to the convertible component of the issue. The initial amount of US$6,533 attributed to the convertible component  which is recognized as a derivative  was recognized in the income statement on the date of issue, and the amount attributed to the loan component of US$12,178 is recorded in the loan at the principal amount and is being amortized over the debt term and comprises the measurement of the effective interest rate.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

On April 17, 2019, in connection with the above-mentioned Notes, the subscribers exercised the option to purchase the additional principal amount of US$45,000 of Notes, which were also guaranteed by the Company and its subsidiary GLA. In the context of the exercise of the option to purchase the additional Notes by the initial subscribers, the Company entered into private capped call transactions with some of the subscribers, through which it is generally expected to reduce the potential dilution of the Company’s preferred shares and ADSs, under the same terms as the original issue.

The debt issuance costs corresponding to US$5,325 were proportionally allocated to the loan components and the convertible installment of the issue. The amount of US$1,463 attributed to the convertible installment was recognized in the statement of operations on the date of issue, and the amount attributed to the loan component of US$3,862 was recorded in the loan line item at the principal amount and is being amortized over the debt term and comprises the measurement of the effective interest rate.

The Company will use the proceeds from the issuance of the Notes to pay the transaction costs associated with the issue, including costs related to the capped call option and to financing its operations.

18.1.2 Import financing

The Company, through its subsidiary GLA, obtained import financing in the period ended June 30, 2019 and renegotiated the maturities of the agreements, with the issue of promissory notes as collateral for these transactions, which are part of a credit line maintained by GLA for import financing in order to carry out engine maintenance, purchase spare parts and aircraft equipment. The import financing operations are as follows:

Transaction	Principal amount		Interest	Maturity
date	(US$ thousand)	(R$ thousand)	rate (p.a.)	date
New issuances
01/24/2019	6,454	24,409	6.57%	07/23/2019
02/04/2019	5,924	21,777	6.52%	08/05/2019
02/21/2019	7,069	26,577	6.46%	08/20/2019
04/18/2019	7,045	27,736	4.98%	04/09/2020

Renegotiations
01/31/2019	4,815	17,583	5.09%	01/07/2019
04/11/2019	4,273	16,861	4.69%	04/03/2020
04/17/2019	6,989	27,577	6.34%	04/09/2020
04/22/2019	14,395	56,796	4.98%	04/16/2020
04/29/2019	7,710	30,422	6.50%	10/26/2019
04/29/2019	6,052	23,879	6.50%	10/26/2019
05/24/2019	5,407	21,309	6.69%	08/22/2019
05/30/2019	9,346	36,833	5.91%	08/27/2019
06/05/2019	7,195	27,574	6.61%	12/02/2019
06/14/2019	9,638	36,934	4.69%	06/08/2020
06/14/2019	7,822	29,977	4.69%	06/08/2020
06/14/2019	10,436	39,994	4.69%	06/08/2020
06/17/2019	4,570	17,516	5.91%	09/15/2019

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

18.1.3 Credit line - engine maintenance

During the period ended June 30, 2019, the subsidiary GLA obtained new credit lines by issuing Guaranteed Notes for engine maintenance services with Delta AirLines. The funding operations are as follows:

Transaction	Principal amount		Issuance costs		Interest	Maturity
date	(US$ thousand)	(R$) thousand	(US$ thousand)	(R$ thousand)	rate	date
02/15/2019	10,219	37,969	319	1,185	Libor 3m+0.75% p.a.	12/15/2020
05/10/2019	10,219	40,444	289	1,143	Libor 3m+0.70% p.a.	03/10/2021

18.1.4 Loan with guarantee of engines

In the period ended June 30, 2019, the Company, through its subsidiary GLA, obtained funding with guarantee of the Company’s own engines. The funding operations are as follows:

Transaction	Principal amount		Issuance costs		Interest	Maturity
date	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	rate (p.a.)	date
01/22/2019	11,700	43,129	154	580	Libor 3m+0.75% p.a.	12/22/2026
04/24/2019	1,161	4,603	-	-	Libor 1m+3.25% p.a.	06/30/2020
06/13/2019	1,161	4,463	-	-	Libor 1m+3.25% p.a.	06/30/2020

As of June 30, 2019, the maturities of non-current loans and financing, were as follows:

	2020	2021	2022	2023	2024 onwards	Without maturity date	Total
In R$:
Debentures VII	144,184	288,368	-	-	-	-	432,552

In US$:
Credit line - engine maintenance	34,084	129,733	-	-	-	-	163,817
Term Loan	1,138,989	-	-	-	-	-	1,138,989
Senior Notes IV	-	-	297,428	-	-	-	297,428
Exchangeable Senior Notes	-	-	-	-	1,345,512	-	1,345,512
Senior Notes VIII	-	-	-	-	2,416,338	-	2,416,338
Loan with guarantee of engines	17,340	17,469	18,112	18,793	89,003	-	160,717
Perpetual Notes	-	-	-	-	-	507,641	507,641
Total	1,334,597	435,570	315,540	18,793	3,850,853	507,641	6,462,994

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The fair value of loans and financing as of June 30, 2019 is as follows:

	Book value (c)	Fair value
Senior Notes and Perpetual Notes (a)	3,316,968	3,157,577
Term Loan (b)	1,163,967	1,218,469
Exchangeable Senior Notes (a)	1,358,457	1,217,329
Debentures (b)	722,786	748,666
Other	1,072,745	895,517
Total	7,634,923	7,237,558

(a) Fair value obtained through current market quotations.

(b) Fair value obtained through internal valuation models.

(c) The book value presented is net of interest and issue costs.

18.2.    Covenants

As of June 30, 2019, long-term debt (excluding perpetual notes, exchangeable senior notes and other) that amounted to R$4,609,841 (R$4,827,319 as of December 31, 2018) is subject to restrictive covenants, including but not limited to those that require the Company to maintain liquidity requirements and interest expenses coverage.

The Company has restrictive covenants on the Term Loan and Debentures VII. In the Term Loan, the Company must make deposits for reaching contractual limits of the debt pegged to the U.S. dollar. As of June 30, 2019, the Company did not have collateral deposits linked to the contractual limits of the Term Loan. As of June 30, 2019, Debentures VII were subject to the following covenants measured half-yearly: (i) net debt/EBITDAR (earnings before interest, taxes, depreciation, amortization and restructuring or rent costs) below 5.08 and (ii) debt coverage ratio (ICSD) of at least 1.33, to be complied with on June 30, 2019.  According to the most recent measurements on June 30, 2019, the ratios obtained were: (i) net debt/EBITDAR of 3.94; and (ii) debt coverage ratio (ICSD) of 2.00. As a result, the Company met the minimum required levels and, consequently, it was in compliance with the covenants. The next measurement will be for the end of the second half of 2019.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

19. Leases

		12/31/2018												06/30/2019
	Weighted average rate (p.a.)	Short- term leases	Long- term leases	Total	Initial adoption IFRS 16 (*)	Additions	Provision	Payments	Payment (Guarantee deposit)	Payment (Maintenance reserve)	Interest	Interest payment	Exchange variation	Short-term leases	Long- term leases	Total
In R$:
Right of use leases without purchase option	12.92%	-	-	-	49,975	868	-	(7,001)	-	-	3,213	-	-	18,894	28,161	47,055
Total		-	-	-	49,975	868	-	(7,001)	-	-	3,213	-	-	18,894	28,161	47,055

In US$:
Right of use leases with purchase option	3.72%	120,118	520,542	640,660	-	-	-	(55,361)	-	-	11,767	(11,978)	(6,989)	120,579	457,520	578,099
Right of use leases	-	135,799	135,686	271,485	(219,728)	-	-	(48,273)	-	-	-	-	(3,484)	-	-	-
Right of use leases without purchase option	8.55%	-	-	-	5,540,621	436,270	(160,411)	(649,784)	(476)	(3,311)	233,475	-	(48,118)	1,147,826	4,200,440	5,348,266
Total		255,917	656,228	912,145	5,320,893	436,270	(160,411)	(753,418)	(476)	(3,311)	245,242	(11,978)	(58,591)	1,268,405	4,657,960	5,926,365

Total leases		255,917	656,228	912,145	5,370,868	437,138	(160,411)	(760,419)	(476)	(3,311)	248,455	(11,978)	(58,591)	1,287,299	4,686,121	5,973,420

(*) Effect related to the adoption of IFRS 16 – “Leases”, as disclosed in Note 4.1.1.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The future payments of right of use lease agreements are detailed as follows:

	Without purchase option	With purchase option
	06/30/2019	06/30/2019	12/31/2018
2019	829,418	70,617	140,307
2020	1,411,160	141,617	140,080
2021	1,180,765	141,783	139,852
2022	991,064	194,742	139,624
2023	784,667	69,215	69,985
Thereafter	1,745,523	15,729	65,776
Total minimum lease payments	6,942,597	633,703	695,624
Less total interest	(1,547,276)	(55,604)	(54,964)
Present value of minimum lease payments	5,395,321	578,099	640,660
Less current portion	(1,166,720)	(120,579)	(120,118)
Noncurrent portion	4,228,601	457,520	520,542

19.1. Sale-leaseback transactions

During the six-month period ended June 30, 2019, the Company recorded a net gain of R$7,924 arising from 1 aircraft sale-leaseback transaction, classified under “Sale-leaseback transactions”.

20. Suppliers

	06/30/2019	12/31/2018

Local currency	669,424	826,641
Foreign currency	571,869	697,311
Total	1,241,293	1,523,952

Current	1,186,544	1,403,815
Noncurrent	54,749	120,137

21. Suppliers - Forfaiting

The Company has arrangements in place that allow suppliers to receive their payments in advance. This type of operation does not change the original commercial conditions between the Company and its suppliers. As of June 30, 2019, the amount recorded under current liabilities from forfaiting operations totaled R$353,236 (R$365,696 as of December 31, 2018).

22. Taxes payable

	06/30/2019	12/31/2018
PIS and COFINS	39,765	43,237
Installment payments - PRT and PERT	14,502	23,858
Withholding income tax on salaries	24,820	34,883
ICMS	302	46,952
IRPJ and CSLL payable	13,239	8,991
Other	9,150	8,440
Total	101,778	166,361

Current	97,562	111,702
Noncurrent	4,216	54,659

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

23. Advances from ticket sales

As of June 30, 2019, the balance of Advances from ticket sales classified in current liabilities was R$1,964,153 (R$1,673,987 as of December 31, 2018) and is represented by 6,534,849  tickets sold and not yet used (5,804,941 as of December 31, 2018) with an average use of 69 days (57 days as of December 31, 2018).

24. Provisions

	Provision for aircraft and engine return (a)	Provision for legal proceedings (b)	Total
Balance as of December 31, 2018	652,134	247,460	899,594
Additional provisions recognized	244,559	92,743	337,302
Utilized provisions	(51)	(66,043)	(66,094)
Foreign exchange rate variation	(7,296)	(143)	(7,439)
Balance as of June 30, 2019	889,346	274,017	1,163,363

As of December 31, 2018
Current	70,396	-	70,396
Noncurrent	581,738	247,460	829,198
Total	652,134	247,460	899,594

As of June 30, 2019
Current	321,084	-	321,084
Noncurrent	568,262	274,017	842,279
Total	889,346	274,017	1,163,363

(a) The additional provisions recognized for aircraft and engine return also include present value adjustment effects.

(b) Utilized provisions includes write-offs due to the revision of estimates and processes settled.

24.1 Provision for legal proceedings

As of June 30, 2019, the Company and its subsidiaries are parties to lawsuits and administrative proceedings. Details of the relevant lawsuits were disclosed in the financial statements related to the year ended as of December 31, 2018.

The Company's Management believes that the provision for tax, civil and labor proceedings, recorded , is sufficient to cover losses on administrative and judicial proceedings, as presented below:

	Probable loss		Possible loss
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Civil	74,130	64,005	41,418	36,320
Labor	198,106	181,556	210,458	183,506
Taxes	1,781	1,899	569,605	548,136
Total	274,017	247,460	821,481	767,962

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

25. Equity

Capital stock

As of June 30, 2019, the Company’s capital stock was R$3,103,331 and represented by 3,131,888,874 shares, comprised by 2,863,682,710 common shares and 268,206,164 preferred shares. The Company’s shares are held as follows:

	06/30/2019			12/31/2018
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	-	23.38%	100.00%	-	23.42%
MOBI FIA	-	38.37%	29.41%	-	48.85%	37.41%
Delta Air Lines, Inc.	-	12.27%	9.41%	-	12.29%	9.41%
AirFrance – KLM	-	1.58%	1.21%	-	1.58%	1.21%
Other	-	0.99%	0.76%	-	1.03%	0.79%
Free float	-	46.79%	35.83%	-	36.25%	27.76%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The Company’s authorized capital stock as of June 30, 2019 was R$6.0 billion.

In the period ended June 30, 2019, the Company’s Board of Directors approved capital increases through the exercise of stock options: (i) on February 27, 2019, in the amount of R$4,589, through the subscription of 521,528 preferred shares; and (ii) on April 26, 2019, in the amount of R$512, through the subscription of 140,896 preferred shares.

As of June 30, 2019 and December 31, 2018, with share issuance costs  totaled R$155,618.

In the period ended June 30, 2019, the Board of Directors approved the ratification of R$2,818 held by the Company under “Advance for future capital increase”, related to the exercise of stock options. As of June 30, 2019, the Company had R$300 related to the subscription of 84,477 stock options.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

26. Earnings (loss) per share

The Company's earnings (loss) per share was determined as follows:

	Six-month period ended
	06/30/2019			06/30/2018
	Common	Preferred	Total	Common	Preferred	Total
Numerator
Net loss for the period attributable to equity holders of the parent	(53,048)	(173,882)	(226,930)	(277,075)	(901,436)	(1,178,511)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	268,191		2,863,683	266,192
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	268,191		2,863,683	266,192

Basic losses per share	(0.019)	(0.648)		(0.097)	(3.386)
Diluted losses per share	(0.019)	(0.648)		(0.097)	(3.386)

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. However, due to losses recorded in the six-month period ended June 30, 2019, these instruments issued by the parent company have no dilutive effect and therefore were not included in the total quantity of outstanding shares to calculate diluted losses per share.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

27.  Share-based payments

The conditions of the stock compensation plans and restricted shares granted to the Company's executives were disclosed in the financial statements for the year ended December 31, 2018, and did not change during the period ended June 30, 2019.

The movement of the stock options outstanding for the period ended June 30, 2019 is as follows:

27.1 Stock option plan – GLAI

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2018	7,820,512	9.19
Options exercised	(226,767)	3.58
Options canceled and adjustments in estimated prescribed rights	(233,961)	17.22
Options outstanding as of June 30, 2019	7,359,784	9.11

Number of options exercisable as of:
December 31, 2018	7,065,174	8.01
June 30, 2019	7,047,859	8.77

27.2 Restricted share plan - GLAI

Total restricted shares
Restricted shares outstanding as of December 31, 2018	4,865,741
Restricted shares transferred (*)	(247,324)
Restricted shares cancelled and adjustments in estimated expired rights	(83,726)
Restricted shares outstanding as of June 30, 2019	4,534,691

(*) The restricted shares transferred totaled R$6,815 through cash.

27.3 Stock option plan – Smiles Fidelidade

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2018	1,077,053	50.17
Adjustments in estimated prescribed rights	48,947	26.21
Options exercised	(151,000)	5.58
Options outstanding as June 30, 2019	975,000	52.67

In addition, management and employees are granted additional bonuses settled in cash referenced to Smiles Fidelidade shares in order to strengthen their commitment to results and productivity. As of June 30, 2019, the balance of this obligation totaled R$2,532 (R$6,899 as of December 31, 2018) recorded under “Salaries”, referenced to 60,293 equivalent shares of Smiles Fidelidade (111,272 as of December 31, 2018). The same amount was recorded under “Personnel” expense in the statement of operations (R$3,444 during the period ended June 30, 2018) related to these bonuses.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

28. Revenue

	Six-month period ended
	06/30/2019	06/30/2018
Passenger transportation (*)	6,185,698	5,179,549
Cargo	193,901	192,444
Mileage revenue	210,166	210,557
Other revenue	53,217	48,412
Gross revenue	6,642,982	5,630,962
Related tax	(291,558)	(312,867)
Net revenue	6,351,424	5,318,095

(*) Of the total amount R$263,599 in the six-month period ended June 30, 2019 (R$232,975 in the six-month period ended June 30, 2018), consist of revenues from unused passenger tickets, reissued tickets and cancellation of flight tickets.

Revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical location is as follows:

	Six-month period ended
	06/30/2019%		06/30/2018%

Domestic	5,437,355	85.6	4,404,700	82.8
International	914,069	14.4	913,395	17.2
Net revenue	6,351,424	100.0	5,318,095	100.0

29. Financial income (expenses)

	Six-month period ended
	06/30/2019	06/30/2018

Financial income
Gain from derivatives	49,618	2,566
Gain from short-term investments	130,132	82,939
Inflation indexation	32,349	5,505
(-) Taxes on financial income (a)	(13,031)	(14,256)
Interest income	122	-
Other	9,712	7,064
Total financial income	208,902	83,818

Financial expenses
Losses from derivatives	(215,157)	(9,289)
Unrealized loss on the exchangeable note	(66,622)	-
Interest on short and long-term debt and others	(367,801)	(338,695)
Bank charges and expenses	(26,268)	(25,070)
Exchange offer costs	-	(54,104)
Loss from short-term investments	(81,020)	-
Interest on leases (b)	(238,385)	-
Inflation indexation	-	(943)
Other	(80,144)	(67.306) (68,249)
Total financial expenses	(1,075,397)	(495,407)

Foreign exchange rate variation, net	47,296	(1,067,517)

Total	(819,199)	(1,479,106)

(a)    Relative to taxes on financial income (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

(b)    Amount related to the adjustment from the initial adoption of IFRS 16. For further information, see Note 4.1.1.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

30. Segments

The information below presents the summarized financial position of the reportable operating segments as of June 30, 2019 and December 31, 2018:

30.1 Assets and liabilities of the operating segments

	06/30/2019
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	3,032,464	2,383,694	5,416,158	(1,009,404)	4,406,754
Noncurrent	10,090,171	92,884	10,183,055	(397,407)	9,785,648
Total assets	13,122,635	2,476,578	15,599,213	(1,406,811)	14,192,402

Liabilities
Current	8,187,349	1,126,799	9,314,148	(853,523)	8,460,625
Noncurrent	12,412,352	337,909	12,750,261	(20,972)	12,729,289
Total equity (deficit)	(7,477,066)	1,011,870	(6,465,196)	(532,316)	(6,997,512)
Total liabilities and equity (deficit)	13,122,635	2,476,578	15,599,213	(1,406,811)	14,192,402

	12/31/2018
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,216,168	2,365,789	4,581,957	(1,271,122)	3,310,835
Noncurrent	7,373,864	269,339	7,643,203	(575,772)	7,067,431
Total assets	9,590,032	2,635,128	12,225,160	(1,846,894)	10,378,266

Liabilities
Current	7,012,120	1,347,684	8,359,804	(1,159,248)	7,200,556
Noncurrent	7,563,287	273,214	7,836,501	(153,440)	7,683,061
Total equity (deficit)	(4,985,375)	1,014,230	(3,971,145)	(534,206)	(4,505,351)
Total liabilities and equity (deficit)	9,590,032	2,635,128	12,225,160	(1,846,894)	10,378,266

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

30.2     Results of the operating segments

	06/30/2019
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Consolidated
Net revenue
Passenger (*)	5,764,004	-	5,764,004	228,197	5,992,201
Cargo and other (*)	199,081	-	199,081	(4,669)	194,412
Mileage revenue	-	518,530	518,530	(353,719)	164,811
Total net revenue	5,963,085	518,530	6,481,615	(130,191)	6,351,424

Operating costs and expenses
Salaries	(1,039,546)	(54,045)	(1,093,591)	2	(1,093,589)
Aircraft fuel	(1,971,424)	-	(1,971,424)	-	(1,971,424)
Sales and marketing	(275,869)	(40,042)	(315,911)	1	(315,910)
Landing fees	(381,137)	-	(381,137)	-	(381,137)
Services rendered	(345,785)	(71,543)	(417,328)	93,605	(323,723)
Maintenance, materials and repairs	(320,756)	-	(320,756)	-	(320,756)
Depreciation and amortization	(812,014)	(11,186)	(823,200)	2,397	(820,803)
Passenger service expenses	(285,306)	-	(285,306)	-	(285,306)
Other operating income, net	(10,002)	(1,363)	(11,365)	(2,400)	(13,765)
Total operating costs and expenses	(5,441,839)	(178,179)	(5,620,018)	93,605	(5,526,413)

Equity results	133,400	-	133,400	(133,323)	77

Operating result before financial result, net and income taxes	654,646	340,351	994,997	(169,909)	825,088

Financial results
Financial income	183,362	66,249	249,611	(40,709)	208,902
Financial expenses	(1,114,228)	(1,878)	(1,116,106)	40,709	(1,075,397)
Foreign exchange rate variation, net	43,454	2,692	46,146	1,150	47,296
Total financial results	(887,412)	67,063	(820,349)	1,150	(819,199)

Income (loss) before income taxes	(232,766)	407,414	174,648	(168,759)	5,889

Income taxes	5,837	(109,782)	(103,945)	12,438	(91,507)
Net income (loss) for the period	(226,929)	297,632	70,703	(156,321)	(85,618)

Attributable to equity holders of the parent	(226,929)	156,320	(70,609)	(156,321)	(226,930)
Attributable to non-controlling Interests of Smiles	-	141,312	141,312	-	141,312

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	06/30/2018
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Consolidated
Net revenue
Passenger (*)	4,756,517	-	4,756,517	188,559	4,945,076
Cargo and other (*)	207,239	-	207,239	(207,239)	-
Mileage revenue	-	443,746	443,746	(70,727)	373,019
Total net revenue	4,963,756	443,746	5,407,502	(89,407)	5,318,095

Operating costs and expenses
Salaries	(860,995)	(33,349)	(894,344)	(1)	(894,345)
Aircraft fuel	(1,676,905)	-	(1,676,905)	-	(1,676,905)
Aircraft rent	(504,357)	-	(504,357)	-	(504,357)
Sales and marketing	(242,659)	(37,294)	(279,953)	-	(279,953)
Landing fees	(355,562)	-	(355,562)	-	(355,562)
Services rendered	(296,679)	(50,258)	(347,937)	72,388	(274,549)
Maintenance, materials and repairs	(199,106)	-	(199,106)	-	(199,106)
Depreciation and amortization	(307,146)	(8,203)	(315,349)	(299)	(315,648)
Passenger service expenses	(223,600)	-	(223,600)	-	(223,600)
Other operating expenses	(47,506)	(784)	(48,290)	1,163	(47,127)
Total operating costs and expenses	(4,714,515)	(129,888)	(4,844,403)	73,251	(4,771,152)

Equity results	130,853	470	131,323	(131,168)	155

Operating result before financial result, net and income taxes	380,094	314,328	694,422	(147,324)	547,098

Financial results
Financial income	63,567	87,002	150,569	(66,751)	83,818
Financial expenses	(561,892)	(261)	(562,153)	66,746	(495,407)
Foreign exchange rate variation, net	(1,063,817)	(3,706)	(1,067,523)	6	(1,067,517)
Total financial results	(1,562,142)	83,035	(1,479,107)	1	(1,479,106)

Income (loss) before income taxes	(1,182,048)	397,363	(784,685)	(147,323)	(932,008)

Income taxes	3,537	(128,192)	(124,655)	5,547	(119,108)
Net income (loss) for the period	(1,178,511)	269,171	(909,340)	(141,776)	(1,051,116)

Attributable to equity holders of the parent	(1,178,511)	141,776	(1,036,735)	(141,776)	(1,178,511)
Attributable to non-controlling Interests of Smiles	-	127,395	127,395	-	127,395

(*) Eliminations are related to transactions between GLA and Smiles Fidelidade.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

31. Commitments

As of June 30, 2019, the Company had 129 firm orders for aircraft acquisition with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discounts, was R$62,540,419 (US$16,319,377), as follows:

	06/30/2019	12/31/2018
2020	1,771,963	1,791,661
2021	4,991,479	5,046,966
2022	7,796,607	7,883,277
2023	8,669,789	8,766,165
2024	8,796,010	8,893,790
Thereafter	30,514,571	30,853,780
Total	62,540,419	63,235,639

32. Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, foreign currency and interest rate), credit risk and liquidity risk. These risks can be mitigated by using swaps, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors. The details regarding how the Company conducts its risk management was detailed and widely presented in the financial statements for the year ended December 31, 2018, and there have been no changes since then.

The description of the consolidated account balances and the categories of financial instruments included in the statements of financial position as of June 30, 2019 and December 31, 2018 is as follows:

	Measured at fair value through profit or loss		Amortized cost (d)
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Assets
Cash and cash equivalents (a)	6,391	307,538	990,094	518,649
Short-term investments (a)	798,298	478,364	-	-
Restricted cash	587,791	822,132	-	-
Derivatives assets	6,494	-	-	-
Trade receivables	-	-	1,282,289	853,328
Deposits (b)	-	-	995,179	885,804
Other assets	-	-	33,766	478,628

Liabilities
Loans and financing (c)	507,986	-	7,126,937	6,443,807
Suppliers	-	-	1,241,293	1,523,952
Suppliers – Forfaiting	-	-	353,236	365,696
Derivatives liabilities	236,947	409,662	-	-
Leases	-	-	5,973,420	912,145

(a)    The Company manages its financial investments to pay its short-term operational expenses.

(b)    Excludes judicial deposits, described in Note 13.

(c)    The amount as of June 30, 2019 classified as measured at fair value through profit or loss is related to the derivative contracted through Exchange Senior Notes. For further details, see Note 18.1.1.

(d)    Items classified as amortized cost refer to credits, debt with private institutions which, in an eventual early settlement, there are no substantial alterations in relation to the values recorded,. The fair values approximate the book values, according to the short-term maturity period of these assets and liabilities, except the amounts related to Perpetual Notes and Senior Notes, as disclosed in Note 18.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company's derivative financial instruments were recognized as follows:

	Fuel	Interest rate	Foreign currency	Capped call	Exchangeable Senior Notes	Total
Derivative assets (liabilities) as of December 31, 2017 (*)	40,647	(34,457)	-	-	-	6,190
Fair value variations
Net gains recognized in profit or loss	(25,280)	(4,488)	9,272	-	-	(20,496)
Net gains (losses) recognized in OCI	(349,252)	(37,719)	-	-	-	(386,971)
Settlements payments (received) during the year	(29,383)	30,270	(9,272)	-	-	(8,385)
Derivative liabilities as of December 31, 2018 (*)	(363,268)	(46,394)	-	-	-	(409,662)
Fair value variations
Net gains (losses) recognized in profit or loss (a)	(6,395)	(1,247)	1,978	(158,676)	(66,622)	(230,962)
Net gains (losses) recognized in OCI	268,106	(127,920)	-	-	-	140,186
Settlements payments (received) during the period	13,098	76,315	(1,978)	115,928	-	203,363
Derivative assets (liabilities) as of June 30, 2019 (*)	(88,459)	(99,246)	-	(42,748)	-	(230,453)
Embedded derivative (Exchangeable Senior Notes) (**)	-	-	-	-	(66,622)	(66,622)

Changes in other comprehensive income (loss)
Balances as of December 31, 2017	35,505	(114,821)	-	-	-	(79,316)
Fair value adjustments during the year	(275,583)	(37,719)	-	-	-	(313,302)
Time value of options	(73,669)	-	-	-	-	(73,669)
Net reversal to profit or loss (b)	(64,955)	31,220	-	-	-	(33,735)
Balances as of December 31, 2018	(378,702)	(121,320)	-	-	-	(500,022)
Fair value adjustments during the period	267,661	(127,920)	-	-	-	139,741
Time value of options	445	-	-	-	-	445
Net reversal to profit or loss (b)	10,767	5,297	-	-	-	16,064
Balances as of June 30, 2019	(99,829)	(243,943)	-	-	-	(343,772)

Effects on profit or loss (a-b)	(17,162)	(6,544)	1,978	(158,676)	(66,622)	(247,026)

Period ended June 30, 2019
Recognized in operating costs and expenses	(10,766)	(4,099)	-	-	-	(14,865)
Recognized in financial results	(6,396)	(2,445)	1,978	(158,676)	(66,622)	(232,161)

Period ended June 30, 2018
Recognized in operating costs and expenses	40,079	(6,658)	-	-	-	33,421
Recognized in financial results	(1,873)	(4,850)	-	-	-	(6,723)

(*)  Classified as "Derivatives" rights or obligations, if assets or liabilities.

(**) Registered under “Loans and financing”.

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per IFRS 9 - “Financial Instruments”. As of June 30, 2019, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates) and jet fuel.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

32.1 Market risks

32.1.1     Fuel risk

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. To mitigate the risk of fuel price, as of June 30, 2019, the Company held call options and WTI, Brent and Collar derivatives. In the period ended June 30, 2019, the Company recognized total losses of R$17,162 related to derivatives operations in the statement of operations (gains of R$38,206 in the period ended June 30, 2018).

In the periods ended June 30, 2019 and December 31, 2018, the Company held derivatives operations designated and not designated for “hedge accounting”.

32.1.2     Interest rate risk

The Company is mainly exposed to lease transactions indexed to variations in the Libor rate until the aircraft is received. To mitigate such risks, the Company has derivative financial instruments of interest rate (Libor) swaps. During the period ended June 30, 2019, the Company recognized total losses with interest hedging transactions in the amount of R$6,544 (loss of R$11,508 in the period ended June 30, 2018).

As of June 30, 2019 and December 31, 2018, the Company and its subsidiaries had interest rate swap derivatives recorded as hedge accounting.

32.1.3     Foreign currency risk

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. During the period ended June 30, 2019, the Company recognized a total gain with foreign exchange hedge operations in the amount of R$1,978 (there were no foreign exchange hedge operations in the period ended June 30, 2018).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	06/30/2019	12/31/2018
Assets
Cash, equivalents, short-term investments and restricted cash	890,438	963,973
Trade receivables	163,449	148,538
Deposits	995,179	885,804
Derivatives	6,494	-
Other assets	-	352,437
Total assets	2,055,560	2,350,752

Liabilities
Loans and financing	6,912,137	5,576,835
Leases	5,926,365	912,145
Suppliers	571,869	903,287
Derivatives	236,947	409,662
Total liabilities	13,647,318	7,801,929

Foreign currency exposure	11,591,758	5,451,177

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases (*)	-	7,135,784
Future commitments resulting from firm aircraft orders	62,540,419	63,235,639
Total	62,540,419	70,371,423

Total foreign currency exposure - R$	74,132,177	75,822,600
Total foreign currency exposure - US$	19,344,548	19,568,133
Exchange rate (R$/US$)	3.8322	3.8748

(*) On January 1, 2019, as a result of the initial adoption of IFRS 16, the obligations corresponding to the operating leases were recognized in the Company’s balance sheet, as Note 4.1.1, as well as the corresponding right of use associated with this obligation.

The Company’s transactions in foreign currency are mainly indexed to the U.S. dollar.

32.1.4     Capped call

The Company, through Gol Equity Finance, in the context of the pricing of Exchangeable Senior Notes issued on March 26, 2019 and April 17, 2019 (as detailed in Note 18.1.1), contracted private derivative operations (“Capped call”) with part of the Notes subscribers with the objective of minimizing the potential dilution of the Company's preferred shares and ADSs.

The Company recognized total expenses with capped call operations in the amount of R$158,676 for the six-month period ended June 30, 2019.

32.2     Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AA and AA-), pursuant to risk management policies.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC), with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

32.2.1     Liquidity risk

The contractual maturity schedules of financial liabilities held by the Company as of June 30, 2019 and December 31, 2018 are as follows:

	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total

Loans and financing	695,735	476,194	5,878,751	584,243	7,634,923
Leases	669,001	618,298	3,474,720	1,211,401	5,973,420
Suppliers	1,044,551	141,993	54,749	-	1,241,293
Suppliers - Forfaiting	353,236	-	-	-	353,236
Derivatives liabilities	93,995	-	142,952	-	236,947
As of June 30, 2019	2,856,518	1,236,485	9,551,172	1,795,644	15,439,819

Loans and financing	843,937	259,269	2,341,870	2,998,731	6,443,807
Leases	195,354	60,563	650,441	5,787	912,145
Suppliers	1,403,793	22	120,137	-	1,523,952
Suppliers – Forfaiting	365,696	-	-	-	365,696
Derivatives liabilities	95,773	99,671	214,218	-	409,662
As of December 31, 2018	2,904,553	419,525	3,326,666	3,004,518	9,655,262

32.3     Capital management

The table below shows the Company’s capital management as of June 30, 2019 and December 31, 2018:

	06/30/2019	12/31/2018
Loans and financing	7,634,923	6,443,807
Leases	5,973,420	912,145
(-) Cash and cash equivalents	(996,485)	(826,187)
(-) Short-term investments	(798,298)	(478,364)
(-) Restricted cash	(587,791)	(822,132)
A - Net debt	11,225,769	5,229,269
B – Total deficit	(6,997,512)	(4,505,351)
C = (B + A) - Total capital and net debt	4,228,257	723,918

32.4     Sensitivity analysis of financial instruments

32.4.1     Foreign currency risk

As of June 30, 2019, the Company adopted the closing exchange rate of R$3.8322/US$1.00 as likely scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure as of June 30, 2019:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Exchange rate	Effect on profit or loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar	3.8322	(11,591,758)
Dollar depreciation (-50%)	1.9161	5,795,879
Dollar depreciation (-25%)	2.8742	2,897,940
Dollar appreciation (+25%)	4.7903	(2,897,940)
Dollar appreciation (+50%)	5.7483	(5,795,879)

32.4.2     Fuel risk

As of June 30, 2019, through its subsidiary GLA, the Company had oil derivative agreements to hedge 67% of 12-month consumption, 56% of 24-month consumption and 13% of 30-month consumption. The probable scenarios used by the Company are the market curves at the close of June 28, 2019, for derivatives that hedge against fuel price.

The table below shows the sensitivity analysis in U.S. dollars of the fluctuations in jet fuel barrel prices:

	Fuel
	US$/bbl (WTI)	R$ (000)
Decline in prices/barrel (-50%)	28.26	(989,876)
Decline in prices/barrel (-25%)	42.39	(520,324)
Increase in prices/barrel (+25%)	70.65	394,111
Increase in prices/barrel (+50%)	84.78	960,286

32.4.3     Interest rate risk

As of June 30, 2019, the Company holds financial investments and financial liabilities indexed to several rates, and position in Libor derivatives. In its sensitivity analysis of non-derivative financial instruments, it was considered the impacts on yearly interest of the exposed values as of June 30, 2019 (see Note 18) that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on profit or loss according to the scenarios presented below:

	Short-term investments net of financial debt (a)		Derivatives (c)
Risk	Increase in the CDI rate	Decrease in the Libor rate	Decrease in the Libor rate
Reference rates	6.40%	2.32%	1.84%
Exposure amount (probable scenario) (b)	(722,424)	318,232	(99,245)
Remote favorable scenario (-50%)	23,558	(3,779)	(240,141)
Possible favorable scenario (-25%)	11,779	(1,890)	(169,693)
Possible adverse scenario (+25%)	(11,779)	1,890	28,798
Remote adverse scenario (+50%)	(23,558)	3,779	41,650

(a)   Total invested and raised in the financial market at the CDI rate and the Libor. A negative amount means more funding than investment.

(b)   Balances recorded on June 30, 2019.

(c)   Derivatives contracted to hedge the Libor rate variation embedded in the agreements for future delivery of aircraft.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications in the fair value hierarchy, as of June 30, 2019 and December 31, 2018:

		06/30/2019		12/31/2018
	Fair value level	Book value	Fair Value	Book value	Fair Value
Cash and cash equivalents	Level 2	6,391	6,391	307,538	307,538
Short-term investments	Level 1	23,567	23,567	21,100	21,100
Short-term investments	Level 2	774,731	774,731	457,264	457,264
Restricted cash	Level 2	587,791	587,791	822,132	822,132
Derivatives assets	Level 2	6,494	6,494	-	-
Fair value adjustment of derivatives	Level 1	(507,986)	(507,986)	-	-
Derivatives liabilities	Level 1	(236,947)	(236,947)	(409,662)	(409,662)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

33. Liabilities from financing activities

The changes in liabilities and equity instruments issued from the Company’s financing activities in the periods ended June 30, 2019 and 2018 are as follows:

	06/30/2019
								Non-cash changes
	Opening balance	Cash flow	Income for the period	Interest on equity distribu-ted by Smiles	Interest paid	Initial adoption adjust-ment – IFRS 16	Capital increa-se	Gains on change in invest-ment	Foreign exchange variations, net	Provision for interest and cost amortiza-tion	Unreali-zed derivative results	Other	Derivati-ves	Property, plant and equipment acquisition through financing	Closing balance
Short and long-term debt	6,443,807	1,024,165	-	-	(197,268)	-	-	-	(90,304)	246,279	66,622	-	-	141,622	7,634,923
Leases	912,145	(760,419)	-	-	(11,978)	5,370,868	-	-	(58,590)	248,455	-	(137,037)	-	409,976	5,973,420
Derivatives	409,662	(115,928)	-	-	-	-	-	-	-	-	8,090	-	(64,877)	-	236,947

Capital stock	2,942,612	2,283	-	-	-	-	2,818	-	-	-	-	-	-	-	2,947,713
Capital reserves	88,476	6,861	-	-	-	-	-	-	-	-	-	-	-	-	95,337
Advance for future capital increase	2,818	300	-	-	-	-	(2,818)	-	-	-	-	-	-	-	300
Non-controlling interests from Smiles	480,061	172	141,312	(143,136)	-	-	-	649	-	-	-	495	-	-	479,553

06/30/2018	06/30/2018
						Non-cash changes
	Opening balance	Cash flow	Dividends and interest on shareholders’ equity received	Income for the period	Interest payments and loan costs	Share-based payments	Exchange variations, net	Provision for interest on loans	Other	Write-off of property, plant and equipment and intangible assets	Closing balance
Short and long-term debt	7,105,667	(46,593)	-	-	(151,020)	-	1,007,832	233,594	48,835	(166,663)	8,031,652
Treasury shares	(4,168)	(15,929)	-	-	-	19,685	-	-	286	-	(126)
Shares to be issued	-	2,472	-	-	-	-	-	-	-	-	2,472
Capital stock	3,082,802	7,298	-	-	-	-	-	-	-	-	3,090,100
Non-controlling interests from Smiles	412,013	(213,819)	42,128	127,395	-	125	-	-	601	-	368,443

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

34.  Non-cash transactions

	06/30/2019	06/30/2018

Deposits in guarantee for lease agreements	(476)	-
Maintenance reserve	(3,311)	-
Write-off of lease agreements	(27,162)	-
Property, plant and equipment acquisition through financing	141,622	48,836

35. Insurance

As of June 30, 2019, the most relevant insurance coverage by nature, considering the aircraft fleet in relation to the maximum reimbursable amounts indicated in U.S. dollars, along with Smiles’ insurance coverage, is as follows:

	In thousands of Brazilian Reais	In thousands of U.S. dollars
GLA
Guarantee - hull/war	325,737	85,000
Civil liability per event/aircraft (a)	2,874,150	750,000
Inventories (local) (b)	958,050	250,000

Smiles
Rent insurance (Rio Negro – Alphaville complex)	1,238	-
D&O liability insurance	100,000	-
Fire insurance (Property insurance Rio Negro – Alphaville complex)	12,747	-

(a)   In accordance with the agreed amount for each aircraft up to the maximum limit indicated.

(b)  Values per incident and annual aggregate.

Pursuant to Law No. 10,744 of October 9, 2003, the Brazilian government assumed the commitment compensate to any civil-liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which GLA may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to US$1.0 billion.

36. Subsequent events

36.1.Change in credit rating

As per the Material Fact disclosed on July 10, 2019, Fitch Ratings upgraded the Company’s credit rating, as follows:

•     the Company’s national scale rating was upgraded from BBB- to A-, with a stable outlook; and

•     the foreign and local currency Issuer Default Ratings (“IDR”), Senior Notes IV and VIII, and Perpetual Notes were upgraded from B to B+, with a stable outlook.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

36.2.Oceanair’s Auction

In the auction held on July 10, 2019, as part of the judicial restructuring of Oceanair Linhas Aéreas S.A. and AVB Holding S.A., the Company submitted bids to acquire isolated production units (“UPIs”) “A”, “D” and “E”, in the amount of US$77,310, for the right to use their landing and takeoff times in the Congonhas, Santos Dumont and Guarulhos airports, as well as airline operator certificates. The acquisition of said UPIs is subject to the approval by the Brazilian Antitrust Authority (“CADE”), the authorization of transfer of slots by Brazil’s National Civil Aviation Agency (“ANAC”) and the validation of the auction by the judicial branch.

36.3.Additional Exchangeable Senior Notes

Through the Material Fact of July 17, 2019, GOL Equity Finance announced that it priced an additional offering of Exchangeable Senior Notes (“Notes”) in the amount of US$80,000 due in 2024 and remunerated at 3.75% p.a., to be consolidated and form a single fungible series with the Exchangeable Senior Notes issued on March 26, 2019 and April 17, 2019, in the amount of US$345,000 (for further information, see Note 18.1.1). The amount may be settled in cash, ADSs or through a combination of both.

In the context of the exercise of the option to purchase the additional Notes by the initial subscribers, the Company has entered private capped call transactions with some of the subscribers, through which it is generally expected to reduce the potential dilution of the Company’s preferred shares and ADSs, under the same terms as the original issue.

The Company will use the proceeds from the issue of the additional offering to pay costs related to the capped call and finance its operations.

36.4. Capital increase

On July 31, 2019, the Company's Board of Directors approved the capital increase, within the authorized capital limit, in the amount of R$300, through the issuance of 84,477 preferred shares, all nominative and without par value, resulting from exercise of the stock option granted under the Stock Option Plan.

36.5.Company’s Share Repurchase Program – Stock Options Plan

The Board of Directors, on July 31, 2019, approved the establishment of a Repurchase Program of the Company, pursuant to article 30, paragraph 1, item “b” of the Brazilian Corporate Law and CVM Instruction 567 2015, whereby the Company may acquire up to 3,000,000 (three million) preferred, registered, book-entry, non-par preferred shares, corresponding to up to 1.1182% of the total preferred shares issued by it and up to 2.2275% of the outstanding shares. The acquisition operations will be carried out at B3 - Brasil, Bolsa, Balcão, at market price.

36.6.Company’s Share Repurchase Program – Restricted shares

On July 31, 2019, the Company's Board of Directors approved the proposal to novate the grant of restricted shares of 2016 under the Long Term Incentive Plan approved on April 19, 2012. Such Approval is subject to future approval at the shareholders' meeting.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim condensed consolidated financial statements

For the six-month periods ended June 30, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

36.7. Codeshare agreement with Delta

On September 27, 2019, Delta Airlines, announced that it will phase out its codeshare and 9% non-voting interest in the Company. The phase out of this partnership is not expected to have a significant financial impact to GOL as the current relationship represents approximately 0.3% of the Company’s total prior year revenue.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.